UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
        Washington, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PRIMEENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10

(Title of Class of Securities)

74l58El04

(CUSIP Number)

Ben I. Adler, Esq.
Goldman, Sachs & Co.
200 West Street
New York, New York 10282
(212) 902-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2010

(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 628,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 628,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON (See Instructions) HC – CO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; WC (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 628,520
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 628,520
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,520
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8%
14	TYPE OF REPORTING PERSON (See Instructions) BD-PN-IA

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V Institutional, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,170
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners V GmbH & Co. KG.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,983
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP V Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Advisors V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,153
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,153
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,153
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP V Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,660
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Goldman, Sachs Management GP GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,785
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,785
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,224
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,224
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Capital Partners VI GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,801
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,801
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP VI Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 135,491
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,491
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GSCP VI Offshore Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

.

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GS Advisors VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,025
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 42,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,025
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) PVF Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 623,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 623,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

13D
CUSIP No. 74158E104

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) McJunkin Red Man Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 623,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 623,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 623,521
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 74158E104

    This Amendment No.2 (this “Amendment”) supplements and amends certain information in the Schedule 13D filed on June 2, 2009 as amended by Amendment No.1 thereto filed on June 4, 2009 (the “Original 13D” and, together with this Amendment, the “Schedule 13D”) by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”), GSCP V Advisors, L.L.C. (“GSCP V Advisors”), GSCP V Offshore Advisors, L.L.C. (“GSCP V Offshore Advisors”), GS Advisors V, L.L.C. (“GS Advisors V”), GSCP VI Advisors, L.L.C.  (“GSCP VI Advisors”), GSCP VI Offshore Advisors, L.L.C.  (“GSCP VI Offshore Advisors”), GS Advisors VI, L.L.C.  (“GS Advisors VI”), Goldman, Sachs Management GP GmbH (“GS GmbH”), GS Capital Partners V Fund, L.P. (“GS Capital V”), GS Capital Partners V Offshore Fund, L.P. (“GS V Offshore”), GS Capital Partners V GmbH & Co. KG (“GS Germany V”), GS Capital Partners V Institutional, L.P. (“GS V Institutional”), GS Capital Partners VI Fund, L.P. (“GS Capital VI”), GS Capital Partners VI Offshore Fund, L.P. (“GS VI Offshore”), GS Capital Partners VI GmbH & Co. KG (“GS Germany VI”), GS Capital Partners VI Parallel, L.P. (“GS VI Parallel” and, together with GS Capital V, GS V Offshore, GS Germany V, GS V Institutional, GS Capital VI, GS VI Offshore and GS Germany VI, the “Funds”), PVF Holdings LLC (formerly, McJ Holding LLC) and McJunkin Red Man Holding Corporation (formerly, McJ Holding Corporation) (GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, the Funds, PVF Holdings LLC and McJunkin Red Man Holding Corporation collectively, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment shall have the meanings given in the Original 13D. (1)
________________________________
(1)  Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Original 13D is hereby amended by:

(i) amending the second paragraph in its entirety as follows:

“GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited partnership, is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs also serves as the manager for GSCP V Advisors, GSCP V Offshore Advisors, GS Advisors V, GSCP VI Advisors, GSCP VI Offshore Advisors and GS Advisors VI and the investment manager for GS Capital V, GS V Offshore, GS Germany V, GS V Institutional, GS Capital VI, GS VI Offshore, GS Germany VI and GS VI Parallel. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GSCP V Advisors, a Delaware limited liability company, is the sole general partner of GS Capital V. GSCP V Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS V Offshore. GS Advisors V, a Delaware limited liability company, is the sole managing limited partner of GS Germany V and the sole general partner of GS V Institutional. GS GmbH, a German company with limited liability, is the general partner of GS Germany V and GS Germany VI. GSCP VI Advisors, a Delaware limited liability company, is the sole general partner of GS Capital VI. GSCP VI Offshore Advisors, a Delaware limited liability company, is the sole general partner of GS VI Offshore. GS Advisors VI, a Delaware limited liability company, is the sole managing limited partner of GS Germany VI and the sole general partner of GS VI Parallel. Each of GS Capital V, a Delaware limited partnership, GS V Offshore, a Cayman Islands exempted limited partnership, GS Germany V, a German limited partnership, and GS V Institutional, a Delaware limited partnership, GS Capital VI, a Delaware limited partnership, GS VI Offshore, a Cayman Islands exempted limited partnership, GS Germany VI, a German limited partnership, and GS VI Parallel, a Delaware limited partnership, was formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GS Capital V, GS V Offshore, GS V Institutional, GS Germany V, GS Capital VI, GS VI Offshore, GS VI Parallel and GS Germany VI are members of PVF Holdings LLC.  PVF Holdings LLC is the direct parent entity of McJunkin Red Man Holding Corporation. The principal address for each of GS Group, Goldman Sachs, GSCP Advisors, GSCP Offshore Advisors, GS Advisors, GS GmbH, the Funds is 200 West Street, New York, NY 10282.  The principal address for PVF Holdings LLC and McJunkin Red Man Holding Corporation is 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas, 77010-1011.”

(ii) amending the third paragraph in its entirety as follows:

“The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP V Advisors are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP V Offshore Advisors are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors V are set forth in Schedule II-C hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP VI Advisors are set forth in Schedule II-D hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSCP VI Offshore Advisors are set forth in Schedule II-E hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors VI are set forth in Schedule II-F hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS GmbH are set forth in Schedule II-G hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment decisions for each of GSCP V Advisors, GSCP V Offshore Advisors, GS Advisors V, GSCP VI Advisors, GSCP VI Offshore Advisors and GS Advisors VI on behalf of Goldman Sachs, are set forth in Schedule II-H hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of McJunkin Red Man Holding Corporation are set forth in Schedule II-I hereto and are incorporated herein by reference.”

(iii) amending the fourth paragraph in its entirety as follows:

“During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.”

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Original 13D is hereby amended by adding the following paragraph after the third paragraph thereof:

“The Reporting Persons have been advised that on May 20, 2010, McJunkin Red Man entered into subscription agreements with Hale Capital Partners L.P., The Gaines Wehrle 2008 Family Trust, Gaines Wehrle, Forest Hill Select Fund, L.P., Forest Hill Select Offshore, Ltd, Harbour Holdings Ltd., Skylands Special Investment LLC, Skylands Special Investment II LLC and Skylands Quest LLC (the “May 20th Subscription Agreements”), and on May 21, 2010, McJunkin Red Man entered into a subscription agreement with M. Chilton Mueller (together with the May 20th Subscription Agreements, the “Subscription Agreements”), pursuant to which McJunkin Red Man has agreed to sell an aggregate of 437,500 shares in a private placement (the “Private Placement”) for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $5,250,000.  The Reporting Persons have also been advised that on May 20, 2010, McJunkin Red Man entered into a repurchase agreement (the “Repurchase Agreement”) with the Issuer pursuant to which McJunkin Red Man has agreed to sell an aggregate of 136,021 shares (together with the Private Placement, the “Sale”) for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $1,632,252.  The Reporting Persons have also been advised by McJunkin Red Man that as promptly as practicable following the Sale, in accordance with its obligations under the Merger Agreement and pursuant to the Engagement Letter with Stephens Inc., McJunkin Red Man intends to sell the remaining Shares.”

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original 13D is hereby amended in its entirety as follows:

“(a) According to the Company’s Form 10-Q for the quarterly period ended March 31, 2010, as filed with the SEC on May 17, 2010, there were 3,026,397 shares of Common Stock outstanding as of May 11, 2010.

The Funds indirectly control a majority of the shares of McJunkin Red Man through control of PVF Holdings LLC, an entity which controls McJunkin Red Man Holding Corporation.  McJunkin Red Man Holding Corporation owns 100% of the equity interests of McJunkin Red Man. McJunkin Red Man owns the Shares.

As of May 20, 2010, each of GS Group and Goldman Sachs may be deemed to beneficially own an aggregate of 628,520 shares of Common Stock consisting of (i) 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man and (ii) 4,999 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.  The shares of Common Stock that may be deemed to be beneficially owned by each of GS Group and Goldman Sachs represent approximately 20.8% of the outstanding shares of Common Stock.

As of May 20, 2010, GS Capital V may be deemed to beneficially own an aggregate of 175,521 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital V represent approximately 5.8% of the outstanding shares of Common Stock.

As of May 20, 2010, GS V Offshore may be deemed to beneficially own an aggregate of 90,660 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS V Offshore represent approximately 3.0% of the outstanding shares of Common Stock.

As of May 20, 2010, GS V Institutional may be deemed to beneficially own an aggregate of 60,170 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS V Institutional represent approximately 2.0% of the outstanding shares of Common Stock.

As of May 20, 2010, GS Germany V may be deemed to beneficially own an aggregate of 6,983 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany V represent approximately 0.2% of the outstanding shares of Common Stock.

As of May 20, 2010, GSCP V Advisors may be deemed to beneficially own an aggregate of 175,521 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP V Advisors represent approximately 5.8% of the outstanding shares of Common Stock.

As of May 20, 2010, GS Advisors V may be deemed to beneficially own an aggregate of 67,153 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors V represent approximately 2.2% of the outstanding shares of Common Stock.

As of May 20, 2010, GSCP V Offshore Advisors may be deemed to beneficially own an aggregate of 90,660 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP V Offshore Advisors represent approximately 3.0% of the outstanding shares of Common Stock.

As of May 20, 2010, GS GmbH may be deemed to beneficially own an aggregate of 11,785 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS GmbH represent approximately 0.4% of the outstanding shares of Common Stock.

As of May 20, 2010, GS Capital VI may be deemed to beneficially own an aggregate of 135,491 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Capital VI represent approximately 4.5% of the outstanding shares of Common Stock.

As of May 20, 2010, GS VI Offshore may be deemed to beneficially own an aggregate of 112,670 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS VI Offshore represent approximately 3.7% of the outstanding shares of Common Stock.

As of May 20, 2010, GS VI Parallel may be deemed to beneficially own an aggregate of 37,224 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS VI Parallel represent approximately 1.2% of the outstanding shares of Common Stock.

As of May 20, 2010, GS Germany VI may be deemed to beneficially own an aggregate of 4,801 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Germany VI represent approximately 0.2% of the outstanding shares of Common Stock.

As of May 20, 2010, GSCP VI Advisors may be deemed to beneficially own an aggregate of 135,491 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP VI Advisors represent approximately 4.5% of the outstanding shares of Common Stock.

As of May 20, 2010, GS Advisors VI may be deemed to beneficially own an aggregate of 42,025 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GS Advisors VI represent approximately 1.4% of the outstanding shares of Common Stock.

As of May 20, 2010, GSCP VI Offshore Advisors may be deemed to beneficially own an aggregate of 112,670 shares of Common Stock that are beneficially owned by McJunkin Red Man. The shares of Common Stock that may be deemed to be beneficially owned by GSCP VI Offshore Advisors represent approximately 3.7% of the outstanding shares of Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this Schedule 13D reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This Schedule 13D does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned, if any, by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I to this Schedule 13D may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

As of May 20, 2010, PVF Holdings LLC may be deemed to beneficially own an aggregate of 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man, its indirect subsidiary. The shares of Common Stock that may be deemed to be beneficially owned by PVF Holdings LLC represent approximately 20.6% of the outstanding shares of Common Stock.  Affiliates of GS Group control PVF Holdings LLC.

As of May 20, 2010, McJunkin Red Man Holding Corporation may be deemed to beneficially own an aggregate of 623,521 shares of Common Stock that are beneficially owned by McJunkin Red Man, its wholly owned subsidiary. The shares of Common Stock that may be deemed to be beneficially owned by McJunkin Red Man Holding Corporation represent approximately 20.6% of the outstanding shares of Common Stock.  McJunkin Red Man Holding Corporation is wholly owned by PVF Holdings LLC.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated above.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H or II-I to this Schedule 13D, during the period from March 19, 2010 through May 20, 2010.

(d) On January 31, 2007, McJunkin Red Man was acquired by affiliates of GS Group pursuant to the Merger Agreement.  The Reporting Persons have been advised by McJunkin Red Man that, pursuant to the Merger Agreement, McJunkin Red Man has agreed to sell the Shares reported in this Schedule 13D and beneficially owned by McJunkin Red Man and remit an amount equal to 95% of the net proceeds of such sale less 40% of the taxable gain therefrom to those persons listed on Schedule V hereto who were the record holders of shares of McJunkin Red Man immediately prior to the consummation of the merger.

The Reporting Persons have also been advised that on June 2, 2009, McJunkin Red Man entered into the Engagement Letter with Stephens Inc. pursuant to which Stephens Inc. agreed to act as the exclusive placement agent for a private sale of the Shares. The Reporting Persons have also been advised that under the Engagement Letter, Stephens Inc. will, upon closing of the private placement, receive a success fee equal to 6% of the gross proceeds received by McJunkin Red Man from the private placement. The Reporting Persons have also been advised that on June 2, 2009, McJunkin Red Man entered into the Letter Agreement with the Company, pursuant to which McJunkin Red Man agreed to pay or reimburse the Company for certain expenses incurred by the Company in connection with McJunkin Red Man’s sale of the Shares.  Except as described above, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

The Reporting Persons have also been advised that on May 20, 2010 and on May 21, 2010, McJunkin Red Man entered into Subscription Agreements pursuant to which McJunkin Red Man has agreed to sell an aggregate of 437,500 shares in the Private Placement for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $5,250,000 and the Repurchase Agreement with the Company pursuant to which McJunkin Red Man has agreed to sell an aggregate of 136,021 shares for an aggregate consideration (prior to taking into account Stephens Inc.’s fees) of $1,632,252. The preceding description of the Subscription Agreements and the Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreements, the form of which is attached as Exhibit 7 to this Schedule 13D, and incorporated herein by reference, and the Repurchase Agreement, which is attached as Exhibit 8 to this Schedule 13D and incorporated herein by reference.  The Reporting Persons have also been advised by McJunkin Red Man that as promptly as practicable following the Sale, in accordance with its obligations under the Merger Agreement and pursuant to the Engagement Letter with Stephens Inc., McJunkin Red Man intends to sell the remaining Shares.

(e) Not applicable.”

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.22           Power of Attorney, dated May 21, 2010, relating to GS Advisors V, L.L.C.

99.23           Power of Attorney, dated May 21, 2010, relating to GSCP V Advisors, L.L.C.

99.24           Power of Attorney, dated May 21, 2010, relating to GSCP V Offshore Advisors, L.L.C.

99.25           Power of Attorney, dated May 21, 2010, relating to GS Capital Partners V Fund, L.P.

99.26           Power of Attorney, dated May 21, 2010, relating to GS Capital Partners V Offshore Fund, L.P.

99.27           Power of Attorney, dated May 21, 2010, relating to GS Capital Partners V GmbH & Co. KG.

99.28           Power of Attorney, dated May 21, 2010, relating to GS Capital Partners V Institutional, L.P.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2010

THE GOLDMAN SACHS GROUP, INC.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS & CO.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP V ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP V OFFSHORE ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS ADVISORS V, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GOLDMAN, SACHS MANAGEMENT GP GMBH
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V GMBH & CO. KG
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GSCP VI OFFSHORE ADVISORS, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS ADVISORS VI, L.L.C.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI PARALLEL, L.P.
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

GS CAPITAL PARTNERS VI GMBH & CO. KG
By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor
Title: Attorney-in-fact

PVF HOLDINGS LLC
By: /s/ Stephen W. Lake
Name: Stephen W. Lake
Title: Executive Vice President and General Counsel

McJUNKIN RED MAN HOLDING CORPORATION
By: /s/ Stephen W. Lake
Name: Stephen W. Lake
Title: Executive Vice President and General Counsel

CUSIP No. 74158E104

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, NY  10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citzen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic,Inc.
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal
James J. Schiro	Former Chief Executive Officer of Zurich Financial Services
H. Lee Scott, Jr.	Chairman of the Executive Committee of the board of Wal-Mart Stores, Inc.

CUSIP No. 74158E104

SCHEDULE II-A

The name, position and present principal occupation of each executive officer of GSCP V Advisors, L.L.C., the sole general partner of GS Capital Partners V Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze, Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-B

The name, position and present principal occupation of each executive officer of GSCP V Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners V Offshore Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze, Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-C

The name, position and present principal occupation of each executive officer of GS Advisors V, L.L.C., the sole general partner of GS Capital Partners V Parallel, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze, Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-D

The name, position and present principal occupation of each executive officer of GSCP VI Advisors, L.L.C., the sole general partner of GS Capital Partners VI Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze, Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-E

The name, position and present principal occupation of each executive officer of GSCP VI Offshore Advisors, L.L.C., the sole general partner of GS Capital Partners VI Offshore Fund, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze, Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-F

The name, position and present principal occupation of each executive officer of GS Advisors VI, L.L.C., the sole general partner of GS Capital Partners VI Parallel, L.P., are set forth below.

The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Hughes B. Lepic, Michael M. Furth, Robert R. Gheewalla, Martin A. Hintze, Philippe Camu, Philippe H. Lenoble and Penny McSpadden is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of each of Sanggyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Joseph P. DiSabato and Peter J. Perrone is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of Thomas D. Ferguson is 100 Crescent Court, Suite 1000, Dallas, TX 75201.

All executive officers listed below are United States citizens, except as follows: Hughes B. Lepic is a citizen of France; Adrian M. Jones and Michael M. Furth are citizens of Ireland; Martin Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea; Julian C. Allen is a citizen of the United Kingdom and Philippe Camu and Philippe H. Lenoble are citizens of Belgium.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

John E. Bowman	Vice President	Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale	Vice President	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Vice President	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Vice President	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Vice President	Managing Director of Goldman, Sachs & Co.

Steven M. Feldman	Vice President	Managing Director of Goldman, Sachs & Co.

Michael M. Furth	Managing Director and Vice President	Managing Director of Goldman Sachs International

Robert R. Gheewalla	Vice President	Managing Director of Goldman Sachs International

Joseph H. Gleberman	Vice President	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Vice President	Managing Director of Goldman Sachs International

Adrian M. Jones	Vice President	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Vice President	Managing Director of Goldman, Sachs & Co.

Hughes B. Lepic	Vice President	Managing Director of Goldman Sachs International

Sanjeev K. Mehra	Vice President	Managing Director of Goldman, Sachs & Co.

Peter J. Perrone	Vice President	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Vice President	Managing Director of Goldman, Sachs & Co.

Richard H. Powers	Vice President	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Vice President	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Vice President	Managing Director of Goldman Sachs (Asia) L.L.C.

Julian C. Allen	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe Camu	Vice President	Managing Director of Goldman Sachs International

Thomas D. Ferguson	Vice President	Managing Director of Goldman, Sachs & Co.

Philippe H. Lenoble	Vice President	Managing Director of Goldman Sachs International

Peter Vermette	Vice President	Managing Director of Goldman, Sachs & Co.

Penny McSpadden	Vice President	Managing Director of Goldman Sachs International

Elizabeth C. Fascitelli	Vice President and Treasurer	Managing Director of Goldman, Sachs & Co.

Eric Goldstein	Vice President and Secretary	Vice President of Goldman, Sachs & Co.

CUSIP No. 74158E104

SCHEDULE II-G

The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners VI GmbH & Co. KG, are set forth below.

The business address for each of the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except for Simon B. Cresswell, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except for Sarah E. Smith, who is a citizen of the United Kingdom, and Simon B. Cresswell, who is a citizen of Australia.

Name	Position	Present Principal Occupation

Richard A. Friedman	President	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Managing Director	Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist	Managing Director	Managing Director of Goldman, Sachs & Co.

John E. Bowman	Managing Director	Managing Director of Goldman, Sachs & Co.

Simon B. Cresswell	Managing Director	Vice President of Goldman Sachs International

CUSIP No. 74158E104

SCHEDULE II-H

The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP VI Advisors, L.L.C., GS Capital Partners VI Fund, L.P., GSCP VI Offshore Advisors, L.L.C., GS Capital Partners VI Offshore Fund, L.P., GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GSCP V Advisors, L.L.C., GS Capital Partners V Fund, L.P., GSCP V Offshore Advisors, L.L.C., GS Capital Partners V Offshore Fund, L.P., GS Advisors V, L.L.C., GS Capital Partners V Institutional, L.P. and GS Capital Partners V GmbH & Co. KG are set forth below.

The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic and Martin A. Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of  Sanggyun Ahn and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Ankur A. Sahu and Shigeki Kiritani is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

All members listed below are United States citizens, except as follows: Sarah E. Smith is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea, Shigeki Kiritani is a citizen of Japan and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato	Managing Director of Goldman, Sachs & Co.

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Sarah E. Smith	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director of Goldman, Sachs International

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Martin A. Hintze	Managing Director of Goldman, Sachs International

Sanggyun Ahn	Managing Director of Goldman Sachs (Asia) L.L.C.

Shigeki Kiritani	Managing Director of Goldman Sachs (Japan) L.L.C.

CUSIP No. 74158E104

SCHEDULE II-I

The name and position of each director and executive officer of McJunkin Red Man Holding Corporation is set forth below.

The business address for each director and executive officer listed below is c/o McJunkin Red Man Holding Corporation, 2 Houston Center, 909 Fannin, Suite 3100, Houston, Texas 77010-1011, except as follows: the business address of Craig Ketchum and Stephen W. Lake is 8023 East 63rd Place, Tulsa, Oklahoma 74133. The business address of Leonard M. Anthony is 1955 Augusta Dr, Center Valley, PA 18034. The business address of Rhys J. Best is 15660 North Dallas Parkway Suite 200 Dallas, Texas 75248-3348. The business address of each of Henry Cornell, John F. Daly and Christopher A. S. Crampton is 200 West Street, New York, New York 10282. The business address of Sam B. Rovit is 190, S. LaSalle St., Ste. 3400, Chicago, Illinois 60603. The business address of James F. Underhill and Diana D. Morris is 835 Hillcrest Drive, Charleston, West Virginia 25311.

All directors and executive officers listed below are United States citizens except John Perkins, Gerard Krans, Kees Linse and Neil Wagstaff.

Name	Position
Craig Ketchum	Director
Leonard M. Anthony	Director
Rhys J. Best	Director
Henry Cornell	Director
Christopher A.S. Crampton	Director
John F. Daly	Director
Harry A. Hornish, Jr.	Director
Sam B. Rovit	Director
H.B. Wehrle III	Director
John A. Perkins	Director
Gerard Krans	Director
Kees Linse	Director
Andrew Lane	Director, Chairman, President and Chief Executive Officer
James F. Underhill	Executive Vice President and Chief Financial Officer
Stephen W. Lake	Executive Vice President and General Counsel
Scott Hutchinson	Executive Vice President – North America Operations
Rory M. Isaac	Executive Vice President – Business Development
Gary A. Ittner	Executive Vice President – Supply Chain Management
Diana D. Morris	Executive Vice President – Human Resources
Neil P. Wagstaff	Executive Vice President – International Operations

CUSIP No. 74158E104

SCHEDULE III

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.